Exhibit 99.1

Naked Brand Group Limited Receives NASDAQ Notice of Minimum Bid Price Non-Compliance

SYDNEY - February 11, 2019 - Naked Brand Group Limited (NASDAQ: NAKD) (“Naked” or the “Company”), a global leader in intimate apparel and swimwear, has received a letter from the Listing Qualifications Department of The Nasdaq Capital Market (“Nasdaq”) notifying the company that the minimum bid price for the company’s common stock was below $1.00 per share for a period of 30 consecutive business days, and that the company did not meet the minimum bid price requirement set forth under Nasdaq Listing Rule 5550(a)(2).

The Nasdaq notification has no effect at this time on the listing of the company’s common stock, and the stock will continue to trade uninterrupted under the symbol “NAKD”. Naked management intends to actively monitor the bid price for its common stock and will consider all available options to regain compliance with the Nasdaq minimum bid price requirement.

The company has a compliance period of 180 calendar days until August 5, 2019 to regain compliance with the minimum bid price requirement. If at any time during the 180-day compliance period, the closing bid price per share of the company’s common stock is at least $1.00 for at least ten consecutive business days, Nasdaq will provide the company a written confirmation of compliance and the matter will be closed.

In the event the company does not regain compliance with Rule 5550(a)(2) within this compliance period, it may be eligible for additional time. To qualify, the company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for Nasdaq, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period, including by effecting a reverse stock split, if necessary. If the Nasdaq staff concludes that the company will not be able to cure the deficiency or if the company is otherwise not eligible, the company’s common stock will be subject to delisting by Nasdaq.

About Naked Brand Group Limited

Naked Brand Group Limited (NASDAQ: NAKD) is a leading intimate apparel and swimwear company with a diverse portfolio of brands. The company designs, manufactures and markets a portfolio of 11 company-owned and licensed brands, catering to a broad cross-section of consumers and market segments. Brands include Naked, Bendon, Bendon Man, Davenport, Fayreform, Hickory, Lovable, Pleasure State, Heidi Klum Intimates, Heidi Klum Man, Heidi Klum Swim. Naked Brand Group Limited products are available in 44 countries worldwide through 6,000 retail doors, a growing network of e-commerce sites and 61 company-owned Bendon retail and outlet stores in Australia and New Zealand. Brands are distributed through premier department stores, specialty stores, independent boutiques and third-party e-commerce sites globally, including Macy’s, Nordstrom, Saks Fifth Avenue, Harrods, Selfridges, Amazon and ASOS among others. For more information please visit www.nakedbrands.com.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts. Such statements may be, but need not be, identified by words such as “may,” “believe,” “anticipate,” “could,” “should,” “intend,” “plan,” “will,” “aim(s),” “can,” “would,” “expect(s),” “estimate(s),” “project(s),” “forecast(s)”, “positioned,” “approximately,” “potential,” “goal,” “pro forma,” “strategy,” “outlook” and similar expressions. Examples of forward-looking statements include, among other things, statements regarding future or projected financial performance, annualized financial performance, future growth in our business, trends in our industry, product innovation, acquisition synergies and efficiencies, operational expansion and plans relating to corporate transactions. All such forward-looking statements are based on management’s current beliefs, expectations and assumptions, and are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed or implied in this communication. Among the key factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements are the following: our ability to regain compliance with the Nasdaq rules and standards to the satisfaction of Nasdaq; our ability to integrate the operations of the FOH Online Corp. and Naked Brand Group, Inc. businesses; the risk that the projected value creation and efficiencies from the transaction with the FOH Online Corp. and Naked Brand Group, Inc. will not be realized; difficulties in maintaining customer, supplier, employee, operational and strategic relationships; the possibility that a robust market for Naked’s shares may not develop; our ability to raise additional financing; our ability to anticipate consumer preferences; and the other risks and uncertainties set forth under “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended January 31, 2018. Further, investors should keep in mind that our revenue and profits can fluctuate materially depending on many factors. Accordingly, our revenue and profits in any particular fiscal period may not be indicative of future results. We are under no obligation to, and expressly disclaim any obligation to, update or alter our forward-looking statements, whether as a result of new information, future events, changes in assumptions or otherwise, except as required by law.

Investor Contact

Joel Primus

Naked Brand Group Limited

joel@thenakedshop.com

Chris Tyson

MZ North America

chris.tyson@mzgroup.us

949-491-8235